UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BioAge Labs, Inc.

(Name of Issuer)

Common stock, $0.00001 par value per share

(Title of Class of Securities)

09077V100

(CUSIP Number)

AH Capital Management, L.L.C.

2865 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(650) 798-3900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077V100
1.	Names of Reporting Persons AH Bio Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,269,072 shares (1)
	8.	Shared Voting Power 1,269,072 shares (1)
	9.	Sole Dispositive Power 1,269,072 shares (1)
	10.	Shared Dispositive Power 1,269,072 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,269,072 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held of record by AH Bio Fund I, L.P. (“AH Bio I”) for itself and as nominee for AH Bio Fund I-B, L.P. (“AH Bio I-B”), except that AH Equity Partners Bio I, L.L.C. (“AH EP Bio I”), the general partner of AH Bio I, may be deemed to have sole power to vote and to dispose of these shares, and Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”), the managing members of AH EP Bio I, may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 09077V100
1.	Names of Reporting Persons AH Equity Partners Bio I, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,269,072 shares (1)
	8.	Shared Voting Power 1,269,072 shares (1)
	9.	Sole Dispositive Power 1,269,072 shares (1)
	10.	Shared Dispositive Power 1,269,072 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,269,072 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held of record by AH Bio I for itself and as nominee for AH Bio I-B, except that AH EP Bio I, the general partner of AH Bio I, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP Bio I, may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 09077V100
1.	Names of Reporting Persons AH Bio Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 189,609 shares (1)
	8.	Shared Voting Power 189,609 shares (1)
	9.	Sole Dispositive Power 189,609 shares (1)
	10.	Shared Dispositive Power 189,609 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,609 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held of record by AH Bio Fund III, L.P. (“AH Bio III”) for itself and as nominee for AH Bio Fund III-B, L.P. and AH Bio Fund III-Q, L.P. (collectively, the “AH Bio Fund III Entities”), except that AH Equity Partners Bio III, L.L.C. (“AH EP Bio III”), the general partner of AH Bio III, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP Bio III, may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 09077V100
1.	Names of Reporting Persons AH Equity Partners Bio III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 189,609 shares (1)
	8.	Shared Voting Power 189,609 shares (1)
	9.	Sole Dispositive Power 189,609 shares (1)
	10.	Shared Dispositive Power 189,609 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,609 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held of record by AH Bio III for itself and as nominee for the AH Bio Fund III Entities, except that AH EP Bio III, the general partner of AH Bio III, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP Bio III, may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 09077V100
1.	Names of Reporting Persons AH Bio Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 655,294 shares (1)
	8.	Shared Voting Power 655,294 shares (1)
	9.	Sole Dispositive Power 655,294 shares (1)
	10.	Shared Dispositive Power 655,294 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,294 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held of record by AH Bio Fund IV, L.P. (“AH Bio IV”), for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP (collectively, the “AH Bio Fund IV Entities”), except that AH Equity Partners Bio IV, L.L.C. (“AH EP Bio IV”), the general partner of the AH Bio Fund IV Entities, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP Bio IV, may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 09077V100
1.	Names of Reporting Persons AH Equity Partners Bio IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 655,294 shares (1)
	8.	Shared Voting Power 655,294 shares (1)
	9.	Sole Dispositive Power 655,294 shares (1)
	10.	Shared Dispositive Power 655,294 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,294 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held of record AH Bio IV, for itself and as nominee for the AH Bio Fund IV Entities, except that AH EP Bio IV, the general partner of the AH Bio Fund IV Entities, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP Bio IV, may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 09077V100
1.	Names of Reporting Persons Andreessen Horowitz LSV Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,119,195 shares (1)
	8.	Shared Voting Power 1,119,195 shares (1)
	9.	Sole Dispositive Power 1,119,195 shares (1)
	10.	Shared Dispositive Power 1,119,195 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held of record by Andreessen Horowitz LSV Fund III, L.P. (“AH LSV Fund III”) for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., and AH 2022 Annual Fund-QC, L.P. (collectively, the “AH LSV Fund III Entities”), except that AH Equity Partners LSV III, L.L.C. (“AH EP LSV III”), the general partner of AH LSV Fund III, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP LSV III, may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 09077V100
1.	Names of Reporting Persons AH Equity Partners LSV III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,119,195 shares (1)
	8.	Shared Voting Power 1,119,195 shares (1)
	9.	Sole Dispositive Power 1,119,195 shares (1)
	10.	Shared Dispositive Power 1,119,195 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held of record by AH LSV Fund III for itself and as nominee for the AH LSV Fund III Entities, except that AH EP LSV III, the general partner of AH LSV Fund III, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP LSV III, may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 09077V100
1.	Names of Reporting Persons Marc Andreessen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,233,170 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,233,170 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 1,269,072 shares of Common Stock held of record by AH Bio I, for itself and as nominee for AH Bio I-B; (ii) 189,609 shares of Common Stock held of record by AH Bio III, for itself and as nominee for the AH Bio Fund III Entities; (iii) 655,294 shares of Common Stock held of record by AH Bio IV, for itself and as nominee for the AH Bio Fund IV Entities; and (iv) 1,119,195 shares of Common Stock held of record by AH LSV Fund III, for itself and as nominee for the AH LSV Fund III Entities. Andreessen is (i) a managing member of AH EP Bio I, the general partner of AH Bio I; (ii) a managing member of AH EP Bio III, the general partner of AH Bio III; (iii) a managing member of AH EP Bio IV, the general partner of AH Bio IV; and (iv) a managing member of AH EP LSV III, the general partner of AH LSV Fund III and may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 09077V100
1.	Names of Reporting Persons Benjamin Horowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,233,170 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,233,170 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 1,269,072 shares of Common Stock held of record by AH Bio I, for itself and as nominee for AH Bio I-B; (ii) 189,609 shares of Common Stock held of record by AH Bio III, for itself and as nominee for the AH Bio Fund III Entities; (iii) 655,294 shares of Common Stock held of record by AH Bio IV, for itself and as nominee for the AH Bio Fund IV Entities; and (iv) 1,119,195 shares of Common Stock held of record by AH LSV Fund III, for itself and as nominee for the AH LSV Fund III Entities. Horowitz is (i) a managing member of AH EP Bio I, the general partner of AH Bio I; (ii) a managing member of AH EP Bio III, the general partner of AH Bio III; (iii) a managing member of AH EP Bio IV, the general partner of AH Bio IV; and (iv) a managing member of AH EP LSV III, the general partner of AH LSV Fund III and may be deemed to have shared power to vote and to dispose of these shares.

(2)	The percentage in Row 13 is calculated is based upon 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.00001 par value (“Common Stock”) of BioAge Labs, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1445A South 50th Street, Richmond, California 94804. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by AH Bio Fund I, L.P., a Delaware limited partnership (“AH Bio I”), AH Bio Fund III, L.P., a Delaware limited partnership (“AH Bio III”), AH Bio Fund IV, L.P., a Delaware limited partnership (“AH Bio IV”), Andreessen Horowitz LSV Fund III, L.P., a Delaware limited partnership (“AH LSV Fund III”), AH Equity Partners Bio I, L.L.C., a Delaware limited liability company (“AH EP Bio I”), AH Equity Partners Bio III, L.L.C., a Delaware limited liability company (“AH EP Bio III”), AH Equity Partners Bio IV, L.L.C., a Delaware limited liability company (“AH EP Bio IV”), AH Equity Partners LSV III, L.L.C., a Delaware limited liability company (“AH EP LSV III”), Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to herein as the “Reporting Persons.”

AH EP Bio I is the general partner of AH Bio I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio I for itself and as nominee for AH Bio I-B. Andreessen and Horowitz are managing members of AH EP Bio I and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio I for itself and as nominee.

AH EP Bio III is the general partner of AH Bio III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio III for itself and as nominee for the AH Bio III Entities. Andreessen and Horowitz are managing members of AH EP Bio III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio III for itself and as nominee.

AH EP Bio IV is the general partner of AH Bio IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio IV for itself and as nominee for the AH Bio Fund IV Entities. Andreessen and Horowitz are managing members of AH EP Bio IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio IV for itself and as nominee.

AH EP LSV III is the general partner of AH LSV Fund III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV Fund III for itself and as nominee for the AH LSV Fund III Entities. Andreessen and Horowitz are managing members of AH EP LSV III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV Fund III for itself and as nominee.

(b)	The address of the principal place of business of each of the Reporting Persons is c/o Andreessen Horowitz, 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c)	The principal occupation of each of Andreessen and Horowitz is as the co-founder and managing member of the venture capital firm Andreessen Horowitz. The principal business of each of the other Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Direct Purchase of Series A-1 Preferred Stock

On June 14, 2017, AH Bio I entered into a Series A-1 Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Bio I purchased, for itself and as nominee, 3,819,863 shares of Series A-1 Preferred Stock from the Issuer for $9,499,998.28 in the aggregate.

Direct Purchase of Series B Preferred Stock

On December 7, 2018, AH Bio I entered into a Series B Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Bio I purchased, for itself and as nominee, 1,843,502 shares of Series B Preferred Stock from the Issuer for $5,669,874.76 in the aggregate.

Direct Purchase of Series C Preferred Stock

On October 27, 2020, AH Bio III entered into a Series C Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Bio III purchased, for itself and as nominee, 846,152 shares of Series C Preferred Stock from the Issuer for $4,999,996.79 in the aggregate.

Direct Purchase of Series D Preferred Stock

On February 1, 2024, AH Bio IV entered into a Series D Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Bio IV purchased, for itself and as nominee, 2,924,318 shares of Series D Preferred Stock from the Issuer for $9,999,997.84 in the aggregate.

Conversion of Preferred Stock

In connection with the closing of the Issuer’s initial public offering on September 27, 2024 (the “IPO”), each share of the Issuer’s Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock was automatically converted into shares of the Issuer’s Common Stock at a ratio of 1-for-0.224084614.

Purchase in IPO

On September 27, 2024, AH LSV Fund III purchased, for itself and as nominee, 900,000 shares of the Issuer’s Common Stock from the underwriters in the IPO for $18.00 per share, or $16,200,000.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on September 26, 2024 with the SEC (File No. 333-281901) (the “Prospectus”).

Open Market Purchases

On October 1, 2024, AH LSV Fund III purchased, for itself and as nominee, 126,793 shares at a weighted average of $19.73 per share, or $2,501,071.37 in the aggregate, in open market purchases. The shares were purchased at prices ranging from $19.49 to $20.00. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in the previous sentence.

On October 2, 2024, AH LSV Fund III purchased, for itself and as nominee, 67,096 shares at a weighted average of $19.73 per share, or $1,323,925.34 in the aggregate, in open market purchases. The shares were purchased at prices ranging from $19.50 to $19.95. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in the previous sentence.

On October 3, 2024, AH LSV Fund III purchased, for itself and as nominee, 25,306 shares at a weighted average of $19.90 per share, or $503,479.18 in the aggregate, in open market purchases. The shares were purchased at prices ranging from $19.78 to $19.95. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in the previous sentence.

Source of Funds

The source of the funds for all purchases and acquisitions by AH Bio I, AH Bio III, AH Bio IV and AH LSV Fund III was from working capital.

No part of the purchase price was borrowed by AH Bio I, AH Bio III, AH Bio IV and AH LSV Fund III for the purpose of acquiring any securities discussed in this Item 3.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Vijay Pande, a member of the general partners of AH Bio I, AH Bio III, and AH Bio IV, in his capacity as a director of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)– (b)	The responses of the Reporting Persons with respect to rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Calculations of the percentage of the shares of Common Stock beneficially owned by the Reporting Persons are based on 35,817,184 shares of Common Stock outstanding as of October 1, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 26, 2024, after giving effect to an additional 1,650,000 shares issued and sold pursuant to the underwriters’ option.

(c)	Except as described in Item 3 of this Schedule 13D, which descriptions are incorporated herein by reference, none of the Reporting Persons have engaged in any transaction with respect to the Common Stock during the 60 days prior to the date of filing of this Schedule 13D.

(d)	Under certain circumstances set forth in the limited partnership agreement of each of AH Bio I, AH Bio III, AH Bio IV and AH LSV Fund III and the limited liability company agreement of each of AH EP Bio I, AH EP Bio III, AH EP Bio IV and AH EP LSV III the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

The holders of substantially all of the Issuer’s pre-IPO capital stock, including AH Bio I, AH Bio III and AH Bio IV, and each of the Issuer’s directors, entered into lock-up agreements (the “Lock-Up Agreements”) with the representatives of the underwriters of the Issuer’s IPO. Pursuant to the Lock-Up Agreements AH Bio I, AH Bio III and AH Bio IV are not permitted, with limited exceptions, for a period of 180 days from September 25, 2024, to offer, sell, or otherwise transfer or dispose of any of the Issuer’s securities, without the consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Jefferies LLC.

The description of the Lock-Up Agreements contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Lock-up Agreement filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

Investors’ Rights Agreement

On February 1, 2024, the Issuer, AH Bio I, AH Bio III and AH Bio IV and certain other parties entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides AH Bio I, AH Bio III and AH Bio IV and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the convertible preferred stock, subject to certain conditions. In addition, in the event that the Issuer registers additional shares of Common Stock for its own account or for the account of other holders of its securities, AH Bio I, AH Bio III and AH Bio IV and certain other parties are entitled to include their shares in the registration, subject to certain limitations. The registration rights will expire on the earliest to occur of (a) the closing of certain liquidation events, (b) the fifth anniversary of the completion of the IPO or (c) at such time after this offering when the holder’s shares may be sold without limitation pursuant to Rule 144 or another similar exemption under the Securities Act of 1933, as amended, during a three-month period without registration and such holder holds less than one percent of the outstanding capital stock of the Issuer.

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify AH Bio I, AH Bio III and AH Bio IV and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and AH Bio I, AH Bio III and AH Bio IV is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it, subject to certain limitations.

The description of the Investors’ Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Descriptions

A.	Agreement of Joint Filing, dated October 4, 2024

B.	Form of Lock-up Agreement (incorporated by reference to Annex II to the Form of Underwriting Agreement filed as of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-281901), filed with the SEC on September 18, 2024).

C.	Amended and Restated Investors’ Rights Agreement, dated February 1, 2024 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-281901), filed with the SEC on September 3, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2024

AH Bio Fund I, L.P.
for itself and as nominee for AH Bio Fund I-B, L.P.

By: AH Equity Partners Bio I, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Bio Fund III, L.P.
for itself and as nominee for AH Bio Fund III-B, L.P. and
AH Bio Fund III-Q, L.P.

By: AH Equity Partners Bio III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Bio Fund IV, L.P.
for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP

By: AH Equity Partners Bio IV, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio IV, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

Andreessen Horowitz LSV Fund III, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., and AH 2022 Annual Fund-QC, L.P.

By: AH Equity Partners LSV III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners LSV III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Benjamin Horowitz*

* Signed pursuant to a Power of Attorney already on file with the U.S. Securities and Exchange Commission.

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of BioAge Labs, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: October 4, 2024

AH Bio Fund I, L.P.
for itself and as nominee for AH Bio Fund I-B, L.P.

By: AH Equity Partners Bio I, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Bio Fund III, L.P.
for itself and as nominee for AH Bio Fund III-B, L.P. and
AH Bio Fund III-Q, L.P.

By: AH Equity Partners Bio III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Bio Fund IV, L.P.
for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP

By: AH Equity Partners Bio IV, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio IV, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

Andreessen Horowitz LSV Fund III, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., and AH 2022 Annual Fund-QC, L.P.

By: AH Equity Partners LSV III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners LSV III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Benjamin Horowitz*

* Signed pursuant to a Power of Attorney already on file with the U.S. Securities and Exchange Commission.